Mail Stop 4-6

								March 1, 2005

Via facsimile:  203-422-5329

Ernest Mysogland
General Counsel
Warp Technology Holdings, Inc.
151 Railroad Avenue
Greenwich, Connecticut  06830

	Re:    	Warp Technology Holdings, Inc.
		Preliminary Information Statement
		Filed on February 10, 2005

		Form 10-K for the period ended June 30, 2004
		Form 10-Q for the period ended September 30, 2004
		File No. 0-33197

Dear Mr. Mysogland:

   We have limited review of your above-referenced filing to the disclosure concerning the proposal to increase authorized shares of common stock and the financing agreements relating to the acquisition of Gupta Technologies, LLC and to the controls and procedure disclosure in the Form 10-K for the period ended June 30, 2004 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Notice to Shareholders
1. In the notice to stockholders describe briefly the relationship between the proposal to increase authorized shares of common stock and the financing agreements entered into in connection with the acquisition of Gupta Technologies, LLC. Shareholders should understand the reason for the increase and the extent of the commitment to issue shares under those agreements.

   Proposal to Increase the Number of Authorized Shares of Common
Stock
2. Please provide the contextual background necessary for understanding the reasons for acquiring Gupta Technologies. Discuss the business purpose for the transaction and the reason for seeking shareholder approval at this time.
3. We note your reference to Form 8-K filed February 4, 2005 relating to the financing agreements. As you know, Note D to Schedule 14 A, applicable to you through Item 1 of Schedule 14C, permits incorporation by reference only in the manner and to the extent specifically permitted under the relevant Item. Item 11 relating to the authorization or issuance of securities does not provide for incorporation of agreements in a Form 8-K. Please tell us the basis for your belief that you can refer stockholders to the Form 8-K in this manner.
4. In light of the above comment, please provide in the proxy statement a materially complete description of the material terms of each of the Subscription Agreement, the Senior Note Agreement and the
Subordinated Note Agreement. The description must include the terms of exercise or conversion under each agreement, the number of shares potentially issuable under each as well as any associated registration rights and should include a discussion of the extent to which the current authorized capitalization does not enable you to satisfy your contractual commitments to issue shares under those agreements.
5. Please quantify the potential dilutive effect on stockholders of each of the financing agreements individually, as well as in the aggregate. The disclosure is overly vague in stating merely that the transactions could have a dilutive effect on stockholders.

Form 10-K for the period ended June 30, 2004 and Form 10Q for the period ended September 30, 2004

Controls and Procedures
6. Your conclusion that your disclosure controls and procedures are effective "in timely alerting [management] to material information relating to the Company, including its consolidated subsidiaries, that is required to be included in the Company`s periodic SEC filings" is more limited than what is called for under Rule 13a-15(e)
of the Exchange Act. That rule requires, among other things, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management . . . as appropriate to allow timely decisions regarding required disclosure." Moreover, the conclusions regarding the effectiveness of your disclosure controls and procedures should be given "as of the end of the period covered by the report." Please tell us whether the definition of disclosure controls and procedures used in assessing effectiveness is as broad as the definition in the rule and whether the effectiveness conclusion is made as of the end of the period. Also confirm that in preparing disclosure in future periodic reports you will evaluate disclosure controls and procedures as defined by the rule on the required assessment dates.
7. Your disclosure states that there were "no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation." Please note that Item 308(c) requires disclosure of any change in the registrant`s internal control over financial reporting that occurred during the registrant`s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting.
Please
tell us whether there were any changes that had or are reasonably likely to have such effects during the applicable reporting periods and that you will conform your disclosure to the requirements of Item
308(c) in future filings.

	Except for matters identified above, we have not and do not intend to conduct any review of the proxy statement. In view of our limited review, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
   Please address any questions regarding the comments to Maryse Mills-Apenteng at (202) 942-1861. If you require further assistance you should contact me at (202) 942-1818 or Barbara C. Jacobs, Assistant Director, at (202) 942-1800.

							Sincerely,



							Mark P. Shuman
							Branch Chief - Legal